EXHIBIT 4.13



November 30, 2001





Mr. Pierre Plamondon
EXFO
465 Godin Avenue
Vanier, Quebec
G1M 3G7



RE:  RENEWAL OF LEASES



Dear Sir:

We hereby advise you that we are hereby exercising our right to renew the existing leases between 9080-9823 Quebec inc. and EXFO, on the same terms and conditions, for the buildings situated at 465 Godin Avenue and 436 Nolin Avenue in Vanier.

Hoping everything to your entire satisfaction.



9080-9823 QUEBEC INC.


PER:     /s/ Germain Lamonde
         -------------------
         GERMAIN LAMONDE